                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                            (AMENDMENT NO.  8   )*
                                           ---

                            Prudential Realty Trust
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Capital Shares of Beneficial Interest
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 74435P-20-3
- --------------------------------------------------------------------------------
                                (CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz, 1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 14, 1995
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                                                SCHEDULE 13D

 CUSIP NO. 74435P-20-3                                                                 PAGE 2 OF 6 PAGES

- -----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | RICHARD M. OSBORNE                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | PF                                                                                                |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | OHIO                                                                                              |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  2,048,800                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  2,048,800                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 2,048,800                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 18.4%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | IN                                                                                                |
- -----------------------------------------------------------------------------------------------------------

CUSIP No. 74435P-20-3

         This Amendment No. 8 to Schedule 13D Statement is filed on behalf of RICHARD M. OSBORNE ("RMO") for the purpose of reporting (1) the acquisition by him of 30,300 capital shares of beneficial interest, $0.01 par value (the "Capital Stock"), of Prudential Realty Trust, a Massachusetts business trust ("Prudential"), in four transactions between March 31, 1995 and April 13, 1995, and (2) the filing of a second lawsuit by RMO against Prudential and its trustees.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The Capital Stock reported herein as having been acquired by RMO was acquired for an approximate aggregate purchase price of $10,000, which was paid from the personal funds of RMO.

Item 4.  Purpose of Transaction.
         ----------------------

         As previously reported by RMO in Amendment No. 7 to Schedule 13D Statement filed on April 7, 1995 ("Amendment No. 7"), RMO commenced an action, on April 5, 1995, in the Probate Court Department of the Trial Court of the Commonwealth of Massachusetts captioned RICHARD M. OSBORNE V. PRUDENTIAL REALTY TRUST, AND JEFFREY L. DANKER, THOMAS F. MURRAY, JOSEPH M. SELZER, RICHARD J. BOYLE, FRANCIS L. BRYANT, AS TRUSTEES OF PRUDENTIAL REALTY TRUST (Suffolk No. 95-E-0016) (the "Removal Action"). The complaint alleges, among other matters, that the trustees are in direct conflict with Prudential's shareholders, and by charging excessively high fees and attempting to liquidate the Trust's assets, have engaged in and are continuing to engage in a pattern of conduct designed to waste Prudential's assets while at the same time enriching the Trustees. The complaint seeks immediate removal of the trustees.

         On April 14, 1995, RMO commenced a second action in the Superior Court Department of the Trial Court of the Commonwealth of Massachusetts captioned RICHARD M. OSBORNE, ET AL. V. PRUDENTIAL REALTY TRUST, AND JEFFREY L. DANKER, THOMAS F. MURRAY, JOSEPH M. SELZER, RICHARD J. BOYLE, FRANCIS L. BRYANT, AS TRUSTEES OF PRUDENTIAL REALTY TRUST (Civ. Act. No. 95-2095A). The complaint reiterates certain allegations set forth in the Removal Action and further alleges, among other matters, that the trustees intend to favor the interests of the holders of the income shares of beneficial interest, $0.01 par value, (the "Income Stock"), of Prudential, over the holders of the Capital Stock. According to the Form 10-K, dated March 29, 1995, filed by Prudential with the Securities and Exchange Commission,

         The holders of the Income [Stock] are entitled, in general, to all Distributable Cash of [Prudential] (as defined in the Declaration of Trust) and, at or prior to the termination of [Prudential], to redemption of such shares up to the stated value of $8.00 per share plus accrued and unpaid dividends. The holders of the Capital [Stock] are entitled to all other shareholder distributions which will, in general, include capital gains, if any, of [Prudential].





                              Page 3 of 6 Pages
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CUSIP No. 74435P-20-3

However, the complaint alleges that nowhere in Prudential's Declaration of Trust or its Prospectus, dated August 22, 1985, does it state that redemption of the Income Stock shall be made prior to the payment of capital gains to holders of Capital Stock. On the contrary, the offering documents specify that the payment of capital gains is distinct from distributions and dividends, and shall be paid immediately upon the disposition of any of Prudential's assets, if any such capital gain is realized.

         The complaint seeks unspecified damages for the alleged breach of fiduciary duty by the trustees, and that those damages be trebled or at least a doubled. In addition, the complaint seeks a declaratory judgment with respect to the trustees' obligations to distribute capital gains to the holders of Capital Stock or Income Stock.

         RMO, along with the Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), of which RMO is the sole managing member, is considering whether to call a special meeting of the holders of the Income Stock and the Capital Stock or seek the consent of such holders, without a meeting, to remove and/or replace the trustees of Prudential and take such other steps as may be necessary to delay the liquidation of Prudential and/or otherwise implement the proposals made by RMO to Prudential. The proposals have been previously reported in Amendment No. 7.

         RMO would prefer to reach agreement with Prudential regarding his proposals, and, in particular, delay any plans for immediate liquidation. However, there is no assurance that RMO and Prudential will be able to reach any agreement.

         The Fund and RMO may continue to purchase additional Income Stock and/or Capital Stock. The Fund and RMO are aware that because Prudential is a real estate investment trust ("REIT") the Internal Revenue Code of 1986, as amended (the "Code"), and Prudential's declaration of trust may govern the acquisition of additional stock by the Fund and RMO. In particular, the Code provides that to qualify as a REIT an entity must (i) throughout each taxable year have at least 100 shareholders and (ii) during the last half of each taxable year have not more than 50% in value of the outstanding shares of the
entity owned, directly or indirectly, by five or fewer individuals.   The
declaration of trust of Prudential provides that any purported transfer of shares that would result in the disqualification of the Trust as a REIT is deemed null and void. In the event that the Fund and RMO determine to make additional purchases of Income Stock or Capital Stock, they will continue to review such provisions of the Code and declaration of trust.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) According to the most recently available filing with the Securities and Exchange Commission by Prudential, there are 11,135,000 shares of Capital Stock outstanding.





                              Page 4 of 6 Pages

CUSIP No. 74435P-20-3

RMO beneficially owns 2,048,800 shares of Capital Stock, or approximately 18.4% of the outstanding Capital Stock. As reported on its Amendment No. 1 to
Schedule 13D Statement being filed concurrently herewith, the Fund beneficially owns 1,011,900 shares of Income Stock, representing approximately 9.1% of the outstanding Income Stock. RMO is the sole managing member of the Fund. Under
Section 13d(3) of the Securities Exchange Act of 1934, as amended, RMO and the Fund may be deemed members of a group.

             (b) RMO has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 2,048,800 shares of Capital Stock owned by him.

             (c) During the past sixty days and in addition to the transactions reported on the Schedule 13D filed by RMO on November 29, 1994, Amendment No. 1 to the Schedule 13D filed by RMO on December 8, 1994, Amendment No. 2 to the Schedule 13D filed by RMO on December 27, 1994, Amendment No. 3 to the Schedule 13D filed by RMO on January 17, 1995, Amendment No. 4 to the
Schedule 13D filed by RMO on February 3, 1995, Amendment No. 5 to the Schedule 13D filed by RMO on February 21, 1995, Amendment No. 6 to the Schedule 13D filed by RMO on February 23, 1995 and Amendment No. 7, RMO has purchased the Capital Stock in open market transactions as set forth below:

                             Date                        Number of Shares        Approximate Per Share Price
                     ----------------------              ----------------        ---------------------------
                     April 10, 1995                         16,800                      $0.31
                     April 11, 1995                          4,500                      $0.31
                     April 12, 1995                          4,000                      $0.31
                     April 13, 1995                          5,000                      $0.31





                                                            Page 5 of 6 Pages

CUSIP No. 74435P-20-3

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 1995                           /s/ Richard M. Osborne
                                                ------------------------------
                                                Richard M. Osborne





                              Page 6 of 6 Pages